                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                           -------------------------

                                 SCHEDULE 13E-3

                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

                         HOMEFREE VILLAGE RESORTS, INC.
                            HOMEFREE INVESTORS L.P.
                            -----------------------
                             (Names of the Issuers)

                         HOMEFREE VILLAGE RESORTS, INC.
                            HOMEFREE INVESTORS L.P.
                             CRAIG M. BOLLMAN, JR.
                             ---------------------
                    (Names of the Persons Filing Statement)

                         COMMON STOCK, $.001 PAR VALUE
                     ASSIGNEE LIMITED PARTNERSHIP INTERESTS
                     --------------------------------------
                       (Titles of Classes of Securities)

                           437 393 101 (Common Stock)
              437 393 200 (Assignee Limited Partnership Interests)
              ----------------------------------------------------
                    (CUSIP Numbers of Classes of Securities)

           Craig M. Bollman, Jr., c/o Homefree Village Resorts, Inc.
 1400 S. Colorado Boulevard, Suite 410, Denver, Colorado  80222; (303) 757-3002
 ------------------------------------------------------------------------------
  (Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement

     This statement is filed in connection with (check appropriate box):

a.    [X]   The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3 under the Securities Exchange Act of 1934.

b.    [_]   The filing of a registration statement under
            the Securities Act of 1933.

c.    [_]   A tender offer.

d.    [_]   None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [_]
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                           Calculation of Filing Fee

================================================================================
 Transaction Valuation                                      Amount of Filing Fee
--------------------------------------------------------------------------------
       $208,000*                                                   $42

================================================================================

* Calculated based on the maximum aggregate number of fractional shares of Common Stock to be repurchased in connection with the Reverse Stock Split, at a valuation of $0.05 per fractional share, the price to be paid for such fractional shares as described in the attached filing.

     Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid:     $42.00
                            ------

Form or registration no.:   Schedule 13E-3
                            --------------

Filing parties:  Homefree Village Resorts, Inc.;
                 Homefree Investors L.P.

Date filed:   March 25,1996
              -------------
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                                CROSS-REFERENCES

     The information required to be contained in this Schedule 13e-3 is incorporated herein by reference from the information statement filed with
Schedule 14C filed concurrently herewith pursuant to Section 14(c) of the
Securities Exchange Act of 1934 (the "Information Statement").   The following
cross-references indicate where the information called for by each Item of this
Schedule 13e-3 is contained in the Information Statement.


Item of                                                      Information
Schedule                                                      Statement
13e-3       Section Title(s) in the Information Statement      Page(s)
----------  ----------------------------------------------  --------------

Item 1.     Issuer and Class of Security Subject to
            the Transaction.

 (a)        Cover page of the Information Statement.              1

 (b)        The Company--Organization.                            4, 12

 (c)        There is no established trading market for            6, 24
            the Company's stock and there has been limited
            trading in such stock.
            See also. Fairness of the Reverse Stock Split--Factors Considered
            in Fairness Determination--Current and Historical
            Market Prices for the Common Stock.

 (d)        No dividends paid within the past two years.

 (e)        Not applicable.

 (f)        Not applicable.

Item 2.     Identity and Background.

 (a)        Homefree Village Resorts, Inc.
            Homefree Investors L.P.
            Craig M. Bollman, Jr.
            Bollman Associates, Inc.

 (b)        Business Address for All
            1400 S. Colorado Boulevard, Suite 410
            Denver, Colorado  80222

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

Item of                                                                         Information
Schedule                                                                         Statement
13e-3       Section Title(s) in the Information Statement                        Page(s)
-----       ---------------------------------------------                        -------

(c)         Craig M. Bollman, Jr. is Chairman of the Board of
            Directors and President of Homefree Village Resorts, Inc.

(d) Craig M. Bollman, Jr. has been employed as President of Homefree Village Resorts, Inc. since 1974.

(e) With respect to all the persons named in paragraph (a) above, the answer is negative.

(f) With respect to all the persons named in paragraph (a) above, the answer is negative.

(g)         Craig M. Bollman is a citizen of the United States.                     4, 5
            Homefree Village Resorts, Inc. and Bollman Associates,
            Inc. are Delaware corporations.  Homefree Investors L.P. is a Delaware limited partnership.  For a description of their principal business, see The Company.

Item 3.     Past Contacts, Transactions, or Negotiations.

 (a)        Not applicable.

 (b)        Not applicable.

Item 4.     Terms of the Transaction.

 (a)        The Reverse Stock Split                                                 5, 19

 (b)        Not applicable.

Item 5.     Plans or Proposals of the Issuer or Affiliate.

(a)-(e)     Not applicable.

(f)-(g)     Reasons for the Reverse Stock Split                                     5, 20
            Termination of Reporting Company Status

Item 6.     Source and Amount of Funds or Other
            Consideration.

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

 (a)       Financing of the Reverse Stock Split.                                    10, 32

 (b)       Financing of the Reverse Stock Split.                                    10, 32

 (c)       Not applicable.

 (d)       Not applicable.


Item 7.    Purposes, Alternatives, Reasons and Effects.

  (a)      Reasons for the Reverse Stock Split.                                     5, 20

  (b)      Reasons for the Reverse Stock Split--Form                                21
           of Transaction.

  (c)      Reasons for the Reverse Stock Split.                                     5, 20

  (d)      Reasons for the Reverse Stock Split; Conduct                             5, 20
           of the Company's Business after the Reverse                              29, 30, 32
           Stock Split; Exchange of Stock Certificates; Cash
           Payments in Lieu of Shares; Certain Federal Income
           Tax Consequences.

Item 8.    Fairness of the Transaction.

 (a)       Fairness of the Reverse Stock Split.                                     6, 24

 (b)       Fairness of the Reverse Stock Split.                                     6, 24

 (c)       Further Stockholder Approval Not Required.                               30

 (d)       Fairness of the Reverse Stock Split--Absence                             24, 25, 26
           of Independent Third-Party Valuation or
           Arms'-Length Negotiation.

 (e)       Fairness of the Reverse Stock Split--Conflicts                           11, 28
           of Interest.

 (f)       Not applicable.

Item 9.    Reports, Opinions, Appraisals and Certain Negotiations.

 (a)       Fairness of the Reverse Stock Split--Absence                             26
           of Independent Third-Party Valuation or

          Arms'-Length Negotiation.

(b)       Not applicable.


Item of                                                       Information
Schedule                                                       Statement
13e-3     Section Title(s) in the Information Statement        Page(s)
-----     ---------------------------------------------        -------
(c)       Not applicable.

Item 10.  Interest in Securities of the Issuer.

(a)         Security Ownership of Certain Beneficial Owners        34
            and Management.

(b)         Not applicable.

Item 11. Contracts, Arrangements or Understandings with Respect to the Issuer's Securities.

            Not applicable.

Item 12.    Present Intention and Recommendation of
            Certain Persons with Respect to the
            Transaction.

 (a)        Fairness of the Reverse Stock Split--Conflicts         11, 28
            of Interest.

 (b)        Fairness of the Reverse Stock Split.                   6, 24


Item 13.    Other Provisions of the Transaction.

 (a)        Lack of Appraisal Rights.                              30, 31

 (b)        Not applicable.

 (c)        Not applicable.

Item 14.    Financial Information.

 (a)(1)     Independent Auditor's Report, and Combined             [_]



            Financial Statements and Consolidated Financial          35
            Statements of the Company and the Partnership
            for the Years Ended December 31, 1995 and
            December 31, 1994

(a)(2)      Unaudited Combined Financial Statements and              35
            Consolidated Financial Statements of the Company
            and the Partnership for the Nine Month Period
            Ending September 30, 1996 and September 30, 1995

(a)(3)      Summary Financial Information for the Years Ended        35
            December 31, 1995 and December 31, 1994 and for
            the Nine Month Period Ended September 30, 1996
            and September 30, 1995 on Exhibit A to the Information
            Statement

(a)(4)      Summary Financial Information for the Years Ended        35
            December 31, 1995 and December 31, 1994 and
            for the Nine Month Period Ended September 30, 1996
            and September 30, 1995 on Exhibit A.to the Information
            Statement

(b)         Pro Forma Data - Not Material

Item 15.    Persons and Assets Employed, Retained or Utilized.

(a)         Financing of the Reverse Stock Split.                    10, 32
(b)         Not applicable.

Item 16.    Additional Information.

            Not applicable.

Item 17.    Material to be Filed as Exhibits.

(a)         Not applicable.

(b)         Not applicable.

(c)         Not applicable.

(d)         See Schedule 14C materials sent to stockholders

(e)         Not applicable.

(f)         Not applicable.


                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              Dated   April 9, 1997

                              HOMEFREE VILLAGE RESORTS, INC.


                              By    /s/ Craig M. Bollman, Jr.
                                 ----------------------------
                                 Craig M. Bollman, Jr.
                                 Chairman and President

                              HOMEFREE INVESTORS L.P.
                              By:  Homefree General Partners,
                                     its General Partner
                              By:  Homefree Village Resorts, Inc.,
                                     a General Partner

                              By    /s/ Craig M. Bollman, Jr.
                                 ----------------------------
                                 Craig M. Bollman, Jr.
                                 Chairman and President

                                    /s/ Craig M. Bollman, Jr.
                                 ----------------------------
                                 Craig M. Bollman, Jr.